Cecily Brown (b. 1969)



To date, Masterworks has exited 4 works by Brown, more than any other artist on the platform, cumulatively distributing $9.57mm back to investors net of all fees, $2.54mm of which represented profit to investors in the original offerings.

INVESTMENT THESIS

Initial Offering Price
$3,316,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



$6.0m
$4.0m
$2.0m
$0.0m
98
01
04
07
10
13
16
19
22

Price Appreciation of Similar Works
16.9%

Sharpe Ratio (2000-2023) watch video

Cecily Brown	▲1.21
All Art	0.39
S&P 500	0.37

39% Progress

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Cecily Brown
(b. 1969)

Why we like this offering

1. With over $38 million in total auction sales in 2023 to date, Cecily Brown has already surpassed her 2022 total auction turnover which exceeded $26 million.
2. Auction records for artworks similar in scale, style, and period are led by *Eyes Wide Shut* (2001), which sold for $4,527,000 at Sotheby's in November 2022, and *Kiss Me Stupid* (1999), which sold for $4,487,976 at Christie's in June 2023.
3. On December 7, 2023, Masterworks exited another large Cecily Brown offering, returning a net annualized return of 14.6% to holders of Class A shares from the primary offering.
4. Large-scale paintings from the late 1990s make up four of Cecily Brown's top ten auction records.
5. The Artwork was included in Cecily Brown's first exhibition at Gagosian Gallery, which took place from January 14 to February 19, 2000, and featured a selection of her most recent paintings at that time.
6. The foreground and background of the Artwork collapse into a frenzied expressionistic composition that toys the line between abstraction and figuration. Cecily Brown alludes to nude figures and sexual acts with strategically placed, organic brushstrokes. Accents of orange and green brushstrokes add complexity and dimension to the overwhelmingly pink, fuchsia, and magenta palette.
7. The title of the work comes from a musical fantasy comedy released in 1948 and starring Ava Gardner and Robert Walker. This modern interpretation of Pygmalion follows the relationship of a widower who kisses a statue of Venus and brings her to life.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$26,954,448	24	$5,800,000



Turnover by Year
29.2M
21.9M
14.6M
7.3M
11 12 13 14 15 16 17 18 19 20 21 22



Lots Auctioned
Sold
Unsold
25
18.75
12.5
6.25
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$3,316,000**
Offering Circular	sec.gov/edgar

Painting





About Cecily Brown

Cecily Brown (b. 1969, Britain) is considered to be one of the most important contemporary artists living today. Not long after settling in New York, Brown's distinctive, sensual oil canvases garnered attention. Brown is signed with Gagosian Gallery, the mega-dealer who has represented some of the most important names in contemporary art, including Jean-Michel Basquiat, Cy Twombly, and Richard Serra.

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CECILY BROWN

b. 1969, GREAT BRITAIN



$3,316,000

INITIAL OFFERING

16.9%

ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

21.2%

ANNUAL GROWTH OF RECORD PRICE[4]

▲1.21

SHARPE RATIO[3]

18.1%

MEDIAN REPEAT SALE PAIR APPRECIATION[5]

Oil on linen | 60 × 75 in. (152 x 190 cm.)

Cecily Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.

The Artwork is a prime example of Cecily Brown's seductive paintings from the late 1990s, which explore sexuality through abstracted nude figures in motion, and vibrant, fleshy pink palettes. The Artwork was included in Cecily Brown's first exhibition at Gagosian Gallery, which took place from January 14 to February 19, 2000, and featured a selection of her most recent paintings. The title of the work comes from a musical fantasy comedy released in 1948 and starring Ava Gardner and Robert Walker. This modern interpretation of Pygmalion follows the relationship of a widower who kisses a statue of Venus and brings her to life. In her paintings from the late 1990s, Cecily Brown strategically teases the viewer with ambiguous orgiastic imagery in her gestural abstract paintings without ever making her subject explicit. In fact, she has pushed back on the eroticism of her work, saying, "I could do a slash of pink and someone would assume it was something sexual even when it wasn't...There's an advance reading where people expecting to see something end up seeing it." Cecily Brown frequently draws inspiration from art history. References to the hedonistic painting Bacchanalia by Peter Paul Rubens from circa 1615, Willem de Kooning's approach to figuration, and American Abstract Expressionism of the 1950s are visible in the Artwork. Large-scale paintings from the late 1990s make up four of Cecily Brown's top ten auction records. The foreground and background of the Artwork collapse into a frenzied expressionistic composition that toys the line between abstraction and figuration. Cecily Brown alludes to nude figures and sexual acts with strategically placed, organic brushstrokes. Accents of orange and green brushstrokes add complexity and dimension to the overwhelmingly pink, fuchsia, and magenta palette. Auction records for artworks similar in scale, style, and period are led by Eyes Wide Shut (2001), which sold for $4,527,000 at Sotheby's New York on November 16, 2022, and Kiss Me Stupid (1999), which sold for $4,487,976 (£3,549,000) at Christie's London on June 28, 2023.

AS OF JULY 12, 2023, BROWN'S TOP AUCTION RECORD IS HELD BY "SUDDENLY LAST SUMMER" (1999), WHICH SOLD FOR $6,776,200 AT SOTHEBY'S, NEW YORK ON MAY 18, 2018, AFTER HAVING PREVIOUSLY BEEN SOLD FOR $1,082,500 AT SOTHEBY'S NEW YORK ON MAY 12, 2010, AND BEFORE THAT FOR $662,500 AT PHILLIPS NEW YORK ON MAY 14, 2009. THIS TOP AUCTION RECORD IS FOLLOWED BY "FREE GAMES FOR MAY" (2015), WHICH SOLD FOR $6,711,450 AT SOTHEBY'S NEW YORK ON MAY 16, 2023, AND THEN "SPREE" (1999), WHICH SOLD FOR $6,583,500 AT SOTHEBY'S NEW YORK ON NOVEMBER 18, 2021.

Cecily Brown is currently represented by Paula Cooper Gallery and Thomas Dane Gallery. She has been the subject of numerous major solo exhibitions at major institutions, including The Metropolitan Museum of Art in New York, Blenheim Palace in Oxfordshire, England, the Louisiana Museum in Denmark, the Museum of Fine Arts in Boston, and the Hirshhorn Museum and Sculpture Center in Washington, D.C. Her work is also represented worldwide in the permanent collections of important cultural institutions, including the Solomon R Guggenheim Museum, the Whitney Museum of American Art, the Brooklyn Museum in New York, the Louisiana Museum in Denmark, the National Gallery of Norway in Oslo, the Tate in London, Glenstone Museum in Potomac, and the Foundation Louis Vuitton in Paris. Since 2017, Brown's secondary market has steadily increased.With over $38 million (excluding Buyers Premium) in total auction sales in 2023 to date, she has already surpassed her 2022 total auction turnover which exceeded $26 million (excluding Buyers Premium). Currently, eight of her top ten auction records that are dominated by her large-scale, abstract canvases have been set since 2020. Brown is among the top selling contemporary artists and her auction records are led by Suddenly Last Summer (1999), which sold for $6,776,200 at Sotheby's New York on May 18, 2018, followed by Free Games for May (2015), which sold for $6,711,450 at Sotheby's New York on May 16, 2023, and Spree (1999), which sold for $6,583,500 at Sotheby's New York on November 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$88,125
$327,254
$632,000
$713,000
$842,500
$1,131,590
$3,983,905
$2,048,070
$6,583,500
$4,527,000
$4,487,976
11/17/2000
10/14/2006
11/14/2006
11/13/2007
11/11/2008
2/14/2013
6/26/2018
4/19/2021
11/18/2021
11/16/2022
6/28/2023
Implied Historical Growth

Cecily Brown (b. 1969, Britain) is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint. In 1993, Brown received her BFA from the Slade School of Art in London, where she studied abroad at the New York Studio School. A year after graduating, she returned to New York and distanced herself from the Young British Artists, London's dominant artistic movement focused on unconventional materials and concept driven work. In New York, Brown continued her exploration of the materiality and eroticism of oil paint, drawing inspiration from Analytic Cubism, Abstract Expressionism, and old-master paintings as well as contemporary pornography and female sexuality. Her early works incorporated cartoonish figuration into humorous and sensual expressionistic paintings; however, she predominantly abandoned figuration in the 1990s to develop her dynamic gestural brushstrokes. Brown's abstract compositions quickly garnered the attention of acclaimed dealer Jeffrey Deitch, and in 1997, her first major solo exhibition, Spectacle, served as the inaugural exhibition of Deitch Projects. Two years later, the artist signed with global mega-dealer Gagosian Gallery, and in 2015, she changed her representation to Thomas Dane in London and Paula Cooper Gallery in New York. Brown continues to live and work in New York.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Cecily Brown with the following criteria: Paintings created between 1998 and 2002 that measure between 50 inches by 50 inches and 90 inches by 90 inches, excluding highly figurative works. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.9% CAGR implied from selected sales occurring from November 17, 2000, to June 28, 2023.

3. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Cecily Brown has a risk-adjusted appreciation of 1.21. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Cecily Brown have a record price compound annual growth rate ("CAGR") of 21.2% from November 14, 2000 to June 30, 2023. This calculation is based on (i) a record price of $75,000 on November 14, 2000, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,800,000, the most recent record price as of June 30, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

5. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Cecily Brown is 18.1%, which is based on 29 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Cecily Brown was November 14, 2000 and ending on the last date a repeat sale occurred for such artist, which in the case of Cecily Brown was June 28, 2023. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.